UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 16, 2017

Horizon Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-10792	35-1562417
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 Franklin Square, Michigan City, Indiana		46360
(Address of Principal Executive Offices)		(Zip Code)

(219) 879-0211
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01  Other Events
As previously reported, on May 23, 2017, Horizon Bancorp (“Horizon”) entered into a definitive merger agreement (the “Merger Agreement”) providing for Horizon’s acquisition of Lafayette Community Bancorp, an Indiana corporation (“Lafayette”), through a statutory merger. Pursuant to the Merger Agreement, Lafayette will merge with and into Horizon, with Horizon surviving the merger (the “Holding Company Merger”), and Lafayette Community Bank, an Indiana state chartered commercial bank and Lafayette’s wholly-owned bank subsidiary, will merge with and into Horizon Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Horizon, with Horizon Bank as the surviving bank (the “Bank Merger” and, together with the Holding Company Merger, the “Mergers”).
On August 16, 2017, Horizon and Lafayette issued a joint press release announcing receipt of all regulatory approvals necessary for the consummation of the Mergers. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The consummation of the Mergers remains subject to various conditions, including receipt of the requisite approval of the shareholders of Lafayette upon presentation of the matter for a vote at a special meeting of Lafayette’s shareholders to be held on August 28, 2017.

Additional Information
In connection with the proposed Mergers, Horizon has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Lafayette and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  Horizon and Lafayette have mailed the definitive proxy statement/prospectus to shareholders of Lafayette (which mailings were first made on or about July 27, 2017).  Shareholders are urged to read the Registration Statement and the proxy statement/prospectus regarding the Mergers and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  A free copy of the proxy statement/prospectus, as well as other filings containing information about Horizon, may be obtained at the SEC’s website at www.sec.gov.  You may also obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings.” The information available through Horizon’s website is not and shall not be deemed part of this document or incorporated by reference into other filings Horizon makes with the SEC.

Horizon and Lafayette and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lafayette in connection with the proposed merger.  Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements
This Current Report may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Horizon. For these statements, Horizon claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this Current Report should be considered in conjunction with the other information available about Horizon, including the information in the filings we make with SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s reports filed with the SEC, including those described in its Form 10-K. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Horizon does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Item 9.01  Financial Statements and Exhibits
(d) Exhibits
Exhibit No.	Description
99.1	Press Release issued August 16, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: August 16, 2017	HORIZON BANCORP

	By:	/s/ Mark E. Secor
Mark E. Secor,
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Location
99.1	Press Release issued August 16, 2017	Attached